UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019 novel coronavirus (“COVID-19”) outbreak, including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Alternate Ocean Investment Company Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and year ended March 31, 2021 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2020 and 2021

	March 31,	March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	6,075,798	927,349
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; March 31, 2021: RMB137,961 (US$21,057))	104,251	130,298	19,887
Inventories	43,758	44,257	6,755
Prepaid expenses and other receivables	44,785	47,788	7,294
Total current assets	5,666,167	6,298,141	961,285
Property, plant and equipment, net	522,679	498,656	76,109
Operating lease right-of-use assets	4,548	5,039	769
Non-current deposits	347,360	344,752	52,619
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; March 31, 2021: RMB67,095 (US$10,241))	160,031	217,208	33,152
Inventories	85,109	91,446	13,957
Intangible assets, net	92,823	88,202	13,462
Investment in equity securities at fair value	101,306	117,911	17,997
Other equity investment	189,129	189,129	28,867
Deferred tax assets	50,701	55,845	8,524
Total assets	7,219,853	7,906,329	1,206,741

LIABILITIES
Current liabilities
Accounts payable	19,992	9,479	1,447
Accrued expenses and other payables	113,989	136,448	20,825
Operating lease liabilities	1,717	1,636	250
Deferred revenue	402,751	449,359	68,586
Income tax payable	32,329	29,547	4,510
Total current liabilities	570,778	626,469	95,618
Non-current deferred revenue	2,289,762	2,392,906	365,229
Non-current operating lease liabilities	1,782	147	22
Other non-current liabilities	450,900	482,224	73,602
Deferred tax liabilities	18,140	16,132	2,462
Total liabilities	3,331,362	3,517,878	536,933

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2020 and 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	320,764
Treasury stock, at cost (March 31, 2020 and 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(430)
Accumulated other comprehensive losses	(94,663)	(103,179)	(15,748)
Retained earnings	1,877,940	2,386,187	364,203
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,381,858	668,802
Non-controlling interests	6,364	6,593	1,006
Total equity	3,888,491	4,388,451	669,808
Total liabilities and equity	7,219,853	7,906,329	1,206,741

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2020 and 2021

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	299,888	302,321	46,143	1,221,460	1,159,639	176,995
Cost of revenues	(43,458)	(45,908)	(7,007)	(189,128)	(178,947)	(27,313)
Gross profit	256,430	256,413	39,136	1,032,332	980,692	149,682
Operating expenses
Research and development	(3,605)	(5,486)	(837)	(21,109)	(23,769)	(3,628)
Sales and marketing	(60,505)	(59,513)	(9,083)	(261,958)	(237,691)	(36,279)
General and administrative	(42,981)	(43,171)	(6,589)	(190,232)	(174,362)	(26,613)
Total operating expenses	(107,091)	(108,170)	(16,509)	(473,299)	(435,822)	(66,520)
Operating income	149,339	148,243	22,627	559,033	544,870	83,162
Other (expenses)/income, net
Interest income	6,287	8,132	1,241	25,359	30,899	4,716
Foreign currency exchange (losses)/gains	(139)	(28)	(4)	(303)	155	24
Change in fair value of equity securities	(24,155)	(4,722)	(721)	(13,172)	25,385	3,875
Dividend income	—	—	—	507	1,281	196
Others	2,111	3,091	472	7,388	8,161	1,246
Total other (expenses)/income, net	(15,896)	6,473	988	19,779	65,881	10,057
Income before income tax	133,443	154,716	23,615	578,812	610,751	93,219
Income tax expense	(33,877)	(24,415)	(3,726)	(101,084)	(94,546)	(14,431)
Net income	99,566	130,301	19,889	477,728	516,205	78,788
Net income attributable to non-controlling interests	(2,559)	(2,567)	(392)	(7,011)	(7,958)	(1,215)
Net income attributable to Global Cord Blood Corporation’s shareholders	97,007	127,734	19,497	470,717	508,247	77,573

Earnings per share:
Attributable to ordinary shares
- Basic	0.80	1.05	0.16	3.87	4.18	0.64
- Diluted	0.80	1.05	0.16	3.87	4.18	0.64
Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments	1,875	414	63	(5,925)	(8,516)	(1,300)
Comprehensive income	101,441	130,715	19,952	471,803	507,689	77,488

Comprehensive income attributable to non-controlling interests	(2,559)	(2,567)	(392)	(7,011)	(7,958)	(1,215)
Comprehensive income attributable to Global Cord Blood
Corporation’s shareholders	98,882	128,148	19,560	464,792	499,731	76,273

Other Events

On June 28, 2021, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and year ended March 31, 2021. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 28, 2021